, N.Y. 10174-1101
Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101
facsimile		direct dial number
(212) 818-8881		(212) 818-8675
email address
plucido@graubard.com

August 30, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Re:	ParkerVision, Inc.
Registration Statement on Form S-1
Filed on August 9, 2018
File No.: 333-226738

Dear Ladies and Gentlemen:

On behalf of ParkerVision, Inc. (“Company”), we respond as follows to the Staff’s comment letter, dated August 28, 2018, relating to the above-captioned draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary and Plan of Distribution

Securities Purchase Agreement, page 3

1.

We note that the PIPE Agreement provides that on the day following the effectiveness of the registration statement Aspire Capital will purchase 2,500,000 shares of your common stock, provided that the closing price of your common stock on that date is equal to or greater than $0.50 per share. Because of this condition, the investor is not irrevocably bound to purchase a set number of securities for a set purchase price at effectiveness. As a result, please revise your registration statement to identify Aspire Capital as an underwriter, as opposed to "may be deemed" an underwriter. Please see C&DI 139.11 (Securities Act Sections), publicly available on the Commission's website for further guidance.

Securities and Exchange Commission

August 30, 2018

We have revised the disclosure on the prospectus cover page and page 18 of the Registration Statement as requested.

Risk Factors – Financial and Operating Risks

The issuance of debt securities or additional equity securities may impose covenants or restrictions..., page 6

2.We note your discussion of dilution in the third sentence of this risk factor. Please revise to specifically address the dilutive effect of your equity line agreement with Aspire Capital (approximately 3 7 million shares issued to date) and potential dilutive effect related to future issuances over the remaining term of this agreement.

We have revised the disclosure on page 7 of the Registration Statement as requested.

*  *  *  *  *  *  *  *  *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Paul Lucido

Paul Lucido

PL/kab

Enclosures

cc:Ms. Cynthia Poehlman